Exhibit 1

TSX: CCO
NYSE: CCJ
website: cameco.com
currency: Cdn (unless noted)

2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Completes Bought Deal Offering of 5.67% Senior Unsecured Debentures, Series D
Saskatoon, Saskatchewan, Canada, September 2, 2009
Cameco Corporation (TSX: CCO; NYSE: CCJ) today announced that it has completed its previously announced public offering of $500 million principal amount 5.67% Senior Unsecured Debentures, Series D.
The debentures were sold to a syndicate of underwriters, comprised of RBC Capital Markets, Scotia Capital, National Bank Financial, BMO Nesbitt Burns, CIBC World Markets, HSBC Securities (Canada), TD Securities, BNP Paribas (Canada) Securities, and Merrill Lynch Canada on a bought deal basis for sale to the public in Canada. The debentures bear interest at a rate of 5.67% per annum, payable semi-annually on March 2 and September 2 commencing on March 2, 2010, and are due on September 2, 2019.
Cameco intends to use the net proceeds of the offering to refinance existing indebtedness and for general corporate purposes.
This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these debentures in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The debentures may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended.
Cautionary Statement Regarding Forward-Looking Information
This news release contains certain forward-looking statements regarding Cameco and the offering referred to herein, including the anticipated use of proceeds. These statements are based upon the assumption that the proceeds of the offering can successfully be used as described above. Actual developments may differ as a result of risks relating to market conditions and global, political and economic uncertainties. Cameco disclaims any obligation to update any forward-looking statement contained in this news release except to the extent required by law.

Profile
Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
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Investor inquiries:	Bob Lillie	(306) 956-6639
Media inquiries:	Lyle Krahn	(306) 956-6316

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